Filed by Middlefield Banc Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Middlefield Banc Corp.

Commission File No.: 001-36613

Date: October 22, 2025

Subject: Important Update: Merger with Farmers National Banc Corp

Dear Team,

I’m sharing important news: Middlefield Banc Corp. has entered into a definitive agreement to merge with Farmers National Banc Corp., subject to customary closing conditions, including regulatory and shareholder approvals, as described in the attached press release. This decision was made after thoughtful consideration and reflects our Board of Directors’ responsibility to act in the best interests of our shareholders, customers, and employees.

This merger is a strategic partnership that brings together two strong community banks. Farmers National Banc Corp., based in Canfield, Ohio, has a long-standing reputation for excellence and community commitment. Together, we will be well positioned to serve our customers with a broader suite of financial products and advanced digital capabilities, while preserving the local service and relationship‑focused decision‑making that define our culture, and creating additional career development opportunities for employees over time.

As we move forward, our focus remains on supporting our employees and customers and ensuring as smooth a transition as possible. There will be no immediate changes to your day-to-day responsibilities. Until closing, we will continue to operate as two separate organizations and processes and procedures are not changing until then. This means, for example, customers should continue to use their checks, normal ATM fees will still apply at Farmers branches, and loans in process continue as normal. The merger is expected to close in the first quarter of 2026, with system conversion anticipated in the third quarter. We will keep you updated on milestones and timelines.

We understand that you have questions. Please refer to the FAQs that will be posted on The Bottomline for answers to common questions, including speaking points for customers. We are working to ensure that you have clarity and support throughout this process. You can also reach out to HR or your manager for additional guidance. Should you receive a call or inquiry from the media, please direct them to me.

Please remember the Employee Assistance Program is available to you and your family and is a tremendous resource.

The Board, our executive team, and I are so grateful for what you do every day for our customers, communities, and each other. I am incredibly proud of all of you.

Let’s continue to show up for each other, stay connected, and move forward together—with strength, compassion, and purpose.

Ron

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction between Farmers National Banc Corp. (“Farmers”) and Middlefield Banc Corp. (“Middlefield”). In connection with the proposed merger, Farmers will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) to register the shares of Farmers’ common stock that will be issued to Middlefield’s shareholders in connection with the merger (the “Registration Statement”). The Registration Statement will include a joint proxy statement of Middlefield and Farmers that also constitutes a prospectus of Farmers, as well as other relevant documents concerning the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents Farmers and Middlefield have filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Farmers will be available free of charge on Farmers’ website at https://www.farmersbankgroup.com or may be obtained from Farmers by written request to Farmers National Banc Corp., 20 South Broad Street, Canfield, Ohio 44406, Attention: Investor Relations. Copies of the documents filed with the SEC by Middlefield will be available free of charge on Middlefield’s website at https://www.middlefieldbank.com or may be obtained from Middlefield by written request to Middlefield Banc Corp., 15985 East High Street, Middlefield, Ohio 44062, Attention: Investor Relations.

Participants in the Solicitation

Farmers and Middlefield, and certain of their directors and executive officers, may be deemed to be participants in the solicitation of proxies from Farmers’ shareholders and Middlefield’s shareholders in connection with the proposed merger. Information regarding Farmers’ directors and executive officers is contained in Farmers’ Proxy Statement on Schedule 14A, dated March 18, 2025 and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Information regarding Middlefield’s directors and executive officers is contained in Middlefield’s Proxy Statement on Schedule 14A, dated April 4, 2025, and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of these documents may be obtained as described in the preceding paragraph.

Forward‑Looking Statements

This communication contains “forward‑looking statements,” including statements regarding the expected timing and benefits of the proposed transaction. Forward‑looking statements are subject to risks and uncertainties that may cause actual results to differ materially. For further discussion of these risks and uncertainties, see the documents Farmers and Middlefield file with the SEC, including the joint proxy statement/prospectus when available. Forward‑looking statements speak only as of the date made, and neither Farmers nor Middlefield undertakes any obligation to update them.